Press release

Exhibit 99.3

For Immediate Release

May 13th 2015

Markit reports first quarter 2015 financial results

Announces $500 million share repurchase programme

London and New York, NY – Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the first quarter ended March 31st 2015.

Financial highlights in first quarter 2015

–	Revenue increased 4.7% to $271.5 million from first quarter 2014, or 8.2% on a constant currency basis

–	Organic revenue growth was 6.1% driven by growth across Information (+6.3%) and Solutions (+14.4%) with acquisition related revenue growth of 2.1%

–	Adjusted EBITDA grew 3.4% to $120.7 million from first quarter 2014 and Adjusted EBITDA margin was 44.8%

–	Adjusted Earnings were $68.5 million while Adjusted earnings per share, diluted was $0.36

–	Share repurchase programme of up to $500 million was authorised by the Board of directors

“In the first quarter we delivered solid organic growth driven by new business wins and significant recurring revenues”, said Lance Uggla, chairman and chief executive officer of Markit. “We continue to see strong demand for our products and services as customers seek solutions to comply with regulations and reduce costs.”

Mr Uggla added, “In line with our longterm financial objectives, the buyback programme announced today demonstrates our commitment to maintaining an efficient balance sheet that is able to fund organic growth, strategic acquisitions and share repurchases.”

Share repurchase programme authorisation and filing for secondary offering

Our board of directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management. Ongoing share repurchases will generally be funded using our existing cash, cash equivalents, marketable securities and future cash flows, or through the incurrence of short or long term indebtedness. At management’s discretion, we may repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases depends on availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements. The programme may be modified, suspended or terminated at any time without prior notice.

Markit also filed a registration statement today with the Securities and Exchange Commission related to a proposed secondary offering of common shares by certain of its existing shareholders. No new shares will be issued in connection with this offering and we will not receive any of the proceeds from the sale of the shares.

We intend to use up to $350 million of the share repurchase authorisation in the near term to execute share repurchases from certain existing shareholders concurrently with this proposed secondary offering, opportunistically in the open market or through privately negotiated transactions.

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Table 1: Selected financial information

	For the three months ended March 31st
($ millions except percentages and per share amounts)	2015	2014	YoY
Revenue	271.5	259.4	4.7%
Operating expenses	(146.8)	(142.7)	2.9%
Adjusted EBITDA (1)	120.7	116.7	3.4%
Adjusted EBITDA margin (2)	44.8%	45.0%	N/A
Adjusted Earnings (1)	68.5	72.9	(6.0)%
Adjusted earnings per share, diluted (3)	0.36	0.41	(12.2)%
Weighted average number of shares used to compute earnings per share, diluted	191.7	178.7	7.3%

(1)	See “Reconciliation to Non-IFRS financial measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are Non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Revenue

Revenue increased by $12.1 million, or 4.7%, to $271.5 million for the three months ended March 31, 2015, from $259.4 million for the three months ended March 31, 2014. On a constant currency basis, our revenue growth was 8.2% for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014.

Organic revenue growth was $15.7 million, or 6.1%. This was driven by new business wins across our Solutions and Information segments, offset by a decrease in our Processing segment during the first quarter of 2015 as a result of lower primary loan issuance volumes during the period.

Acquisitions contributed $5.4 million to revenue growth, or 2.1% of the 4.7% increase in revenue, associated with the acquisitions in our Solutions segment of thinkFolio and Tax Solutions which were acquired in January 2014 and July 2014 respectively.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $9.0 million, or 3.5%. Our revenue currency exposure for the three months ended March 31, 2015 was 71.0% in US dollars, 25.9% in British pounds, and 3.1% in other currencies.

Operating expenses

Operating expenses increased by $4.1 million, or 2.9%, to $146.8 million for the three months ended March 31, 2015, from $142.7 million for the three months ended March 31, 2014. As a percentage of revenue, operating expenses decreased from 55.0% for the three months ended March 31, 2014 to 54.1% for the three months ended March 31, 2015.

Personnel costs as a percentage of total operating expenses remained broadly stable, moving to 62.6% for the three months ended March 31, 2015 from 62.4% for the three months ended March 31, 2014. Personnel costs increased by $2.8 million, or 3.1%, to $91.9 million for the three months ended March 31, 2015. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates.

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Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $120.7 million for the three months ended March 31, 2015 increased by $4.0 million, or 3.4%, from $116.7 million for the three months ended March 31, 2014. This growth was driven by the Solutions and Information segments, offset by a decrease in the Processing segment, and reflects operating performance as described above. Adjusted EBITDA also includes a $3.3 million loss in the three months ended March 31, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 44.8% for the three months ended March 31, 2015 compared to the Adjusted EBITDA margin of 45.0% for the three months ended March 31, 2014, largely as a result of public company running costs, partially offset by improved business performance.

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the three months ended March 31, 2015, decreased $4.4 million, or 6.0%, to $68.5 million from $72.9 million for the three months ended March 31, 2014. This reflects in part an increase in the depreciation and amortisation charge for the period as well as an increase in tax period on period. The three months ended March 31, 2014 had a comparatively low adjusted effective tax rate because of the impact of a number of non-recurring items.

See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the three months ended March 31, 2015 was $0.36 compared to $0.41 for the three months ended March 31, 2014. This reflects the decrease in year-on-year adjusted earnings as well as increased dilution from a higher, post-IPO share price.

Table 2: Segmental analysis

	For the three months ended March 31,
($ in millions, except percent)	2015	2014
Information	120.6	117.7
Processing	67.4	72.2
Solutions	83.5	69.5
Total revenue	271.5	259.4
Information	58.2	55.2
Processing	35.4	39.2
Solutions	27.8	22.3
Non-controlling Interest(1)	(0.7)	-
Total Adjusted EBITDA	120.7	116.7
Information	48.3%	46.9%
Processing	52.5%	54.3%
Solutions	33.3%	32.1%
Total Adjusted EBITDA margin(2)	44.8%	45.0%

(1)	Non-controlling interest above relates to the Adjusted EBITDA impact of businesses not wholly owned by Markit. Non-controlling interest in the Income Statement relates to the profit impact (including tax and amortisation) of businesses not wholly owned by Markit.

(2)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

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Table 3: Revenue growth

	For the three months ended March 31,2015
( in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	6.3%	-	(3.8)%	2.5%
Processing	(2.4)%	-	(4.2)%	(6.6)%
Solutions	14.4%	7.8%	(2.1)%	20.1%
Total Markit	6.1%	2.1%	(3.5)%	4.7%

Segmental analysis for the three months ended March 31, 2015 and March 31, 2014

Information

Revenue in our Information segment increased by $2.9 million, or 2.5%, to $120.6 million for the three months ended March 31, 2015, compared to $117.7 million for the three months ended March 31, 2014. The revenue increase was largely driven by new business wins and increased customer assets under management within the Pricing and Reference Data and Indices sub-divisions, offset by the adverse impact of foreign exchange movements across the segment. Organic revenue growth was 6.3%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 3.8%.

Adjusted EBITDA in our Information segment increased by $3.0 million, or 5.4%, to $58.2 million for the three months ended March 31, 2015, compared to $55.2 million for the three months ended March 31, 2014. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 48.3% for the three months ended March 31, 2015, compared to 46.9% for the three months ended March 31, 2014.

Processing

Revenue in our Processing segment decreased by $4.8 million, or 6.6%, to $67.4 million for the three months ended March 31, 2015, from $72.2 million for the three months ended March 31, 2014. This reflects decreased revenue in our loans processing product due to decreased primary loan issuance volumes period over period, and the impact of adverse foreign exchange movements across the segment. Organic revenue decreases contributed 2.4% of the 6.6% decrease in revenue. Adverse movements in exchange rates period-over-period contributed 4.2% of the 6.6% decrease in revenue.

Adjusted EBITDA in our Processing segment decreased by $3.8 million, or 9.7%, to $35.4 million for the three months ended March 31, 2015, compared to $39.2 million for the three months ended March 31, 2014. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 52.5% for the three months ended March 31, 2015, from 54.3% for the three months ended March 31, 2014.

Solutions

Revenue in our Solutions segment increased by $14.0 million, or 20.1%, to $83.5 million for the three months ended March 31, 2015, from $69.5 million for the three months ended March 31, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio and Tax Solutions in January 2014 and July 2014 respectively.

Constant currency revenue growth was 22.2%. Organic revenue growth contributed 14.4% of the 20.1% increase in revenue. Acquisitions contributed 7.8% of the 20.1% increase in revenue as a result of the acquisitions of thinkFolio and Tax Solutions. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.1%.

Press release

Adjusted EBITDA in our Solutions segment increased by $5.5 million, or 24.7%, to $27.8 million for the three months ended March 31, 2015, from $22.3 million for the three months ended March 31, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 33.3% for the three months ended March 31, 2015, from 32.1% for the three months ended March 31, 2014.

Webcast and conference call information

Markit’s management will host a conference call at 8.30am EST today to review and discuss the company’s results. The live audio webcast, press release and accompanying financial information can be accessed on Markit’s investor relations website: http://www.markit.com/Company/Investors-Events-And-Presentations or by dialling +1 888 771 4371 (US toll free) or +1 847 585 4405 (outside US). The conference ID for the call is 39527002. A replay of the webcast will be available through the above link following the conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media enquiries, please contact:

Teresa Chick

Markit

Managing Director, Corporate Communications

Telephone: +44 (0)20 7260 2094

Email: teresa.chick@markit.com

Ed Canaday

Markit

Director, Corporate Communications

Telephone: +1 646 679 3031

Email: ed.canaday@markit.com

Investor enquiries, please contact: Matthew Kolby Markit Managing Director, Investor Relations Telephone: +1 646 679 3140 Email: ir@markit.com

Notes to Editors

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,500 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

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Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended March 31, 2015	Three months Ended March 31, 2014[1]
	$’m	$’m

Revenue	271.5	259.4

Operating expenses	(146.8)	(142.7)
Exceptional items	(1.4)	(11.1)
Acquisition related items	-	(2.8)
Amortisation – acquisition related	(14.4)	(14.2)
Depreciation and amortisation – other	(24.9)	(23.3)
Share based compensation and related items	(9.9)	(3.0)
Other gains/(losses) – net	7.9	(2.5)

Operating profit	82.0	59.8

Finance costs – net	(4.1)	(4.4)
Share of results from joint venture	(2.6)	-

Profit before income tax	75.3	55.4

Income tax expense	(20.8)	(15.6)

Profit for the period	54.5	39.8

Profit attributable to:
Owners of the parent	54.8	39.8
Non-controlling interests	(0.3)	-

	54.5	39.8

	$	$
Earnings per share, basic	0.30	0.23
Earnings per share, diluted	0.29	0.22

There were no discontinued operations for either period presented.

[1]	Restated to reflect the share split.

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Markit Ltd.

Consolidated balance sheet (unaudited)

	March 31, 2015	December 31, 2014
Assets	$’m	$’m
Non-current assets
Property, plant and equipment	55.2	56.5
Intangible assets	2,784.6	2,823.3
Deferred income tax assets	4.4	4.2
Derivative financial instruments	0.6	0.9
Investment in joint venture	2.8	1.1

Total non-current assets	2,847.6	2,886.0

Current assets
Trade and other receivables	274.8	288.8
Derivative financial instruments	13.4	7.1
Current income tax receivables	0.5	0.4
Cash and cash equivalents	84.4	117.7

Total current assets	373.1	414.0

Total assets	3,220.7	3,300.0

Equity
Capital and reserves
Common shares	1.9	1.8
Share premium	529.9	456.8
Other reserves	(106.1)	(75.2)
Retained earnings	1,923.9	1,850.6

Equity attributable to owners of the parent	2,349.6	2,234.0
Non-controlling interest	36.3	36.6

Total equity	2,385.9	2,270.6

Liabilities
Non-current liabilities
Borrowings	226.0	349.2
Trade and other payables	143.4	143.1
Derivative financial instruments	-	0.6
Deferred income tax liabilities	30.9	30.2

Total non-current liabilities	400.3	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	141.4	203.7
Deferred income	187.0	194.2
Current income tax liabilities	18.5	19.7
Derivative financial instruments	1.2	2.3

Total current liabilities	434.5	506.3

Total liabilities	834.8	1,029.4

Total equity and liabilities	3,220.7	3,300.0

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Markit Ltd.

Consolidated statement of cash flows (unaudited)

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Profit before income tax	75.3	55.4
Adjustment for:
Amortisation – acquisition related	14.4	14.2
Depreciation and amortisation – other	24.9	23.3
Fair value gains on derivative financial instruments	(0.1)	(0.6)
Share based compensation	9.1	9.3
Finance costs – net	4.1	4.4
Share of results from joint venture	2.6	-
Foreign exchange (gains)/losses and other non-cash charges in operating activities	(0.9)	3.0
Changes in working capital:
Decrease/(increase) in trade and other receivables	2.5	(7.5)
Decrease in trade and other payables	(56.3)	(49.1)

Cash generated from operations	75.6	52.4

Cash flows from operating activities
Cash generated from operations	75.6	52.4
Interest paid	(1.6)	(2.0)
Income tax paid	(13.1)	(9.0)

Net cash generated from operating activities	60.9	41.4

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(85.9)
Purchases of property, plant and equipment	(5.8)	(6.6)
Purchases of intangible assets	(34.1)	(27.5)
Investment in joint venture	(7.6)	-
Interest received	-	0.1

Net cash used in investing activities	(47.5)	(119.9)

Cash flows from financing activities
Proceeds from issuance of common shares	79.9	1.4
Share buy back	(22.0)	(26.3)
Proceeds from borrowings	-	100.0
Repayments of borrowings	(103.0)	(30.0)
Prepaid facility fees	-	(3.9)

Net cash (used in)/generated from financing activities	(45.1)	41.2

Net decrease in cash and cash equivalents	(31.7)	(37.3)

Cash and cash equivalents at beginning of period	117.7	75.3
Net decrease in cash and cash equivalents	(31.7)	(37.3)
Exchange losses on cash and cash equivalents	(1.6)	-

Cash and cash equivalents at end of period	84.4	38.0

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Markit Ltd.

Reconciliation to Non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended March 31,
($ in millions)	2015	2014
Profit for the period	54.5	39.8
Income tax expense	20.8	15.6
Finance costs – net	4.1	4.4
Depreciation and amortisation – other	24.9	23.3
Amortisation – acquisition related	14.4	14.2
Acquisition related items	–	2.8
Exceptional items	1.4	11.1
Share based compensation and related items	9.9	3.0
Other losses / (gains) – net	(7.9)	2.5
Share of results from joint venture not attributable to Adjusted EBITDA	(0.7)	–
Adjusted EBITDA attributable to non-controlling interests	(0.7)	–
Adjusted EBITDA	120.7	116.7

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Adjusted Earnings

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings to calculate Adjusted Earnings per share, diluted.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended March 31,
($ in millions)	2015	2014
Profit for the period	54.5	39.8
Amortisation – acquisition related	14.4	14.2
Acquisition related items	–	2.8
Exceptional items	1.4	11.1
Share based compensation and related items	9.9	3.0
Other losses / (gains) – net	(7.9)	2.5
Unwind of discount (1)	2.5	2.5
Tax effect of above adjustments	(5.6)	(3.0)
Adjusted Earnings attributable to non-controlling interests	(0.7)	–
Adjusted Earnings	68.5	72.9

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

-Ends-